UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Boyd Gaming Corporation

(Name of Issuer)

Common stock, par value $.01

(Title of Class of Securities)

103304101

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 103304101

1	NAMES OF REPORTING PERSONS PAR Investment Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,648,293
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 1,648,293
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,648,293
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 103304101

1	NAMES OF REPORTING PERSONS PAR Group II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,648,293
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 1,648,293
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,648,293
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 103304101

1	NAMES OF REPORTING PERSONS PAR Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,648,293
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 1,648,293
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,648,293
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1(a) Name of issuer:

Boyd Gaming Corporation

Item 1(b) Address of issuer’s principal executive offices:

3883 Howard Hughes Parkway, Ninth Floor

Las Vegas, NV 89169

2(a) Name of person filing:

PAR Investment Partners, L.P.

PAR Group II, L.P.

PAR Capital Management, Inc.

2(b) Address or principal business office or, if none, residence:

PAR Capital Management, Inc.

200 Clarendon Street, Fl 48

Boston, MA 02116

2(c) Citizenship:

Nevada

2(d) Title of class of securities:

Common stock, par value $.01

2(e) CUSIP No.:

103304101

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

(a) Amount beneficially owned:

1,648,293

(b) Percent of class:

1.5%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

1,648,293 common stock, par value $.01

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of :

1,648,293 common stock, par value $.01

Item 5. Ownership of 5 Percent or Less of a Class.:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person:

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

The sole general partner of PAR Investment Partners, L.P. is PAR Group II, L.P. The sole general partner of PAR Group II L.P. is PAR Capital Management, Inc. Each of PAR Group II, L.P. and PAR Capital Management, Inc. may be deemed to be the beneficial owner of all shares held directly by PAR Investment Partners, L.P.

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group:

Not applicable

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

PAR INVESTMENT PARTNERS, L.P.

By:	PAR Group II, L.P.
its general partner

By:	PAR Capital Management, Inc.
its general partner

By:	/s/ Steven M. Smith
Steven M. Smith, Chief Operating Officer

PAR GROUP II, L.P.

By:	PAR Capital Management, Inc.
its general partner

By:	/s/ Steven M. Smith
Steven M. Smith, Chief Operating Officer

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Steven M. Smith
Steven M. Smith, Chief Operating Officer